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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            _______________________

                                SCHEDULE 14D-9
                              (AMENDMENT NO. 9)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             _______________________

                            SCOTSMAN INDUSTRIES, INC.
                            (Name of Subject Company)

                              SCOTSMAN INDUSTRIES, INC
                        (Name of Person(s) Filing Statement)
                             _______________________

                       COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                     809340 10 2
                         (CUSIP Number of Class of Securities)
                             _______________________

                                  Donald D. Holmes
                               Vice President-Finance
                                820 Forest Edge Drive
                            Vernon Hills, Illinois  60061
                                   (847) 215-4500
         (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of the Person(s) Filing Statement)

                                     Copies to:

                                   Thomas A. Cole
                                 Steven Sutherland
                                   Sidley & Austin
                              One First National Plaza
                              Chicago, Illinois 60603
                                    (312) 853-7000

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The Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on July 9, 1999, as amended on July 15, 1999, July 16, 1999, July 20, 1999,
July 23, 1999, July 27, 1999, August 3, 1999, August 9, 1999 and August 11,
1999 (as amended, the "Schedule 14D-9"), by Scotsman Industries, Inc., a Delaware corporation (the "Company"), related to an offer by Berisford Acquisition Corporation (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Welbilt Corporation, a Delaware corporation ("Parent"), which is indirectly wholly owned by Berisford plc, a public limited company organized under the laws of England and Wales ("Berisford"), to purchase all outstanding shares of common stock, par value $0.10 per share ("Shares"), of the Company, is hereby amended. All capitalized terms used herein but not defined herein have the respective meanings set forth in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER

On August 16, 1999, the Offeror consummated the Offer by accepting for payment 9,867,863 Shares. Such Shares accepted for payment constituted all of the Shares that were validly tendered and not withdrawn prior to the expiration of the Offer at 12:00 midnight New York City time on August 13, 1999. At the close of business on August 16, 1999, the Offeror owned more than ninety percent of the then outstanding Shares.

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                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               SCOTSMAN INDUSTRIES, INC.

                               By:  /s/ Richard C. Osborne
                                    ------------------------------------------
                                    Name:  Richard C. Osborne
                                    Title:    Chairman of the Board, President
                                              and Chief Executive Officer


Dated: August 17, 1999